Exhibit 100.0

NICE Robotic Process Automation Helps Baker Tilly to Accelerate Their
Technology Road Map

With NICE Robotic Process Automation, Baker Tilly has seen a 66% decrease in time and cost along with an increase in employee productivity

Hoboken, N.J., Date December 19, 2018 – NICE (Nasdaq: NICE) today announced that Baker Tilly, a top 15 full-service accounting and advisory firm, has selected NICE Robotic Process Automation (RPA) to accelerate their new technology initiative.

Baker Tilly has a progressive approach to innovation and NICE RPA has been a catalyst in helping them hit their stride with cutting-edge technology. Baker Tilly chose NICE RPA based on its ability to provide attended and unattended automation. This, combined with the depth of the NICE portfolio, demonstrated to Baker Tilly that NICE could deliver exactly what they needed today, and is also the best fit to be a long-term partner.

Striving for a comprehensive high-tech approach to save time and money, Baker Tilly has seen a 66% decrease in time and cost through the use of the NICE Robotic Process Automation solution. Moreover, NICE RPA cuts the processing time from the 15 minutes it would have previously taken an employee to five minutes for the robot without compromising on the accuracy of the taxation process. Using NICE RPA to automate the Real-Estate Investment Trust (REIT) process for the accounting department, the robot is able to open, file and organize based on a template of summary tabs with property ownership information. The data is then refined and the summary tabs are presented to the Baker Tilly accounting department to review and finalize the REIT process.

NICE Robotic Automation takes the flawless execution of robotics and combines it with the human element in order to create the perfect process execution and an excellent customer experience. NICE is a leading player in the Robotic Process Automation market with more than 16 years of experience and 500,000 robots in production environments.

Waqqas Mahmood, Director Advanced Technology & Innovation, Baker Tilly said:
“Starting our automation journey required a strong partner who understands the organizational impacts of innovative technologies, creates a structured implementation approach, and provides support to the teams as they learn, prototype and embrace robotic process automation. With NICE we have been able to successfully explore the areas of automation in our tax, audit and consulting practices – giving our teams more time to create higher value for our clients.”

Miki Migdal, President, NICE Enterprise Group said:
"We are excited that Baker Tilly chose NICE Robotic Process Automation to lead their advanced technology road map. The organization is open-minded in its approach, and working with Baker Tilly has been seamless. Their leadership understands the need for high-level solutions that help employees be more successful while making the processes flawless. Robotic Automation is there to help employees focus their time on high value activities, rather than on the dull, routine ones. In addition, our latest release of the NICE Employee Virtual Assistant, or NEVA, helps to increase employee effectiveness and engagement.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.